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                    [Velocity Express Corporation Letterhead]

                                 October 8, 2003

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

            Re:     Velocity Express Corporation
                    Request to Withdrawal Registration Statement on Form S-3 SEC File Number 333-109362

Ladies and Gentlemen:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Velocity Express Corporation, a Delaware corporation (the "Company") hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of its Registration Statement on Form S-3 (File No. 333-109362) originally filed with the Commission on October 1, 2003, together with all exhibits thereto (collectively, the "Registration Statement"). After the Company filed the Registration Statement, the Company decided that, given current market conditions and the timing of its capital needs, it would be in the best interests of the Company to pursue opportunities to offer and sell its securities in private placement transactions. We are accordingly requesting the withdrawal of the Registration Statement to ensure that no general solicitation will be deemed to have occurred while the Company proceeds with any additional private placement transactions. The Company may also undertake a subsequent private offering relying on the safe harbor provisions of Rule 155(c) of the Securities Act.

         The Company confirms that no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein. The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account to be offset against the filing fee for any future registration statement or registration statements.

         The Company hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement. Please fax a copy of the order to the Company at (651) 492-2499, Attention: Wesley Fredenburg, and to the Company's counsel, Jonathan B. Abram, Esq. of Dorsey & Whitney LLP, at (612) 340-8738. If you have any questions regarding this application for withdrawal, please contact Mr. Abram at (612) 343-7962.

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                                           Very truly yours,

                                           /s/ Wesley Fredenburg
                                           -----------------------------
                                           Wesley Fredenburg
                                           General Counsel & Secretary
                                           Velocity Express Corporation

cc:  Jonathan B. Abram, Esq., Dorsey & Whitney LLP




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